SATÉLITES MEXICANOS, S.A. DE C.V.
(Mexican Satellites, a Mexican Company of Variable Capital) Boulevard Manuel Avila Camacho, No. 40 Lomas de Chapultepec 11000, México D.F. 011-5255-5201-0800

April 21, 2004

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549

Re:	Satélites Mexicanos, S.A. de C.V. Registration Statement on Form F-4 (File No. 333-107184) Form RW

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Satélites Mexicanos, S.A. de C.V. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form F-4 (File No. 333-107184) together with all exhibits thereto (the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2003, regarding its Senior Notes (the “Notes”). In light of recent developments, the Company has determined not to exchange its existing 10 1/8% Notes due 2004 pursuant to the exchange offer described in the Registration Statement. The Registration Statement has not been declared effective and no securities were offered or sold pursuant to the Registration Statement. The Company reserves the right to undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

The Company requests in accordance with Securities Act Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call Marcelo A. Mottesi of the law firm of Milbank, Tweed, Hadley & McCloy LLP at (650) 739-7000.

Sincerely, Satélites Mexicanos, S.A. de C.V. /S/ LAURO GONZÁLEZ MORENO Lauro González Moreno Chief Executive Officer

/S/ CYNTHIA PELINI Cynthia Pelini Chief Financial Officer